Exhibit 99.1

Excerpt from Form S-4 (Registration No. 333-183950) filed by Chicago Bridge & Iron Company N.V. with the SEC on September 18, 2012:

RISK FACTORS

In addition to the other information included and incorporated by reference herein, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 28, CB&I and Shaw shareholders should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of CB&I and Shaw because those risks will also affect the combined company. Those risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 for CB&I and for the fiscal year ended August 31, 20111 for Shaw, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference herein. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein. See “Where You Can Find More Information,” beginning on page 168.

Risks Related to the Transaction

CB&I and Shaw will be subject to various uncertainties and contractual restrictions while the Transaction is pending that may cause disruption and could adversely affect their financial results.

Uncertainty about the effect of the Transaction on employees, suppliers and customers may have an adverse effect on CB&I and/or Shaw. These uncertainties may impair CB&I’s and/or Shaw’s ability to attract, retain and motivate key personnel while the Transaction is pending and for a period of time thereafter, as employees and prospective employees may experience uncertainty about their future roles with the combined company, and could cause customers, suppliers and others who deal with CB&I or Shaw to seek to change existing business relationships with CB&I or Shaw. The pursuit of the Transaction and the preparation for the integration may also place a burden on management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect CB&I’s and/or Shaw’s financial results.

In addition, the Transaction Agreement restricts each of CB&I and Shaw, without the other’s consent, from taking certain specified actions while the Transaction is pending. These restrictions may prevent CB&I and/or Shaw from pursuing otherwise attractive business opportunities and making other changes to their respective businesses prior to completion of the Transaction or termination of the Transaction Agreement. Because CB&I and Shaw do not expect to complete the Transaction until the first quarter of 2013, each of CB&I and Shaw are expected to operate under these restrictions for a significant period of time. See “The Transaction Agreement—Covenants of Shaw Relating to the Conduct of its Business” and “The Transaction Agreement—Covenants of CB&I Relating to the Conduct of its Business,” beginning on pages 118 and 121, respectively.

If completed, the Transaction may not achieve its anticipated results, and CB&I and Shaw may be unable to integrate their operations in the manner expected.

CB&I and Shaw entered into the Transaction Agreement with the expectation that the Transaction will result in various benefits, including, among other things, cost savings and operating efficiencies. Achieving the anticipated benefits of the Transaction is subject to a number of uncertainties, including whether the businesses of CB&I and Shaw can be integrated in an efficient, effective and timely manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the Transaction. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the Transaction. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

[1]	See also the risks described in Shaw’s Form 10-K for the fiscal year ended August 31, 2012, which Shaw filed with the SEC on October 19, 2012

If the Transaction does not occur, one of the companies may incur payment obligations to the other.

In certain circumstances in connection with the termination of the Transaction Agreement, including if the Shaw Board of Directors changes or withdraws its recommendation of the Shaw Transaction Proposal or terminates the Transaction Agreement to enter into an agreement for an alternative business combination transaction, Shaw must pay to CB&I a termination fee equal to $104 million. Shaw must also pay to CB&I a termination fee equal to $32 million if the Transaction Agreement is terminated because Shaw shareholders fail to approve the Shaw Transaction Proposal at the Shaw special meeting. The Transaction Agreement also provides that CB&I is required to pay Shaw a reverse termination fee of $64 million if the Transaction Agreement is terminated because the Supervisory or Management Board of CB&I makes a CB&I adverse recommendation change or CB&I shareholders fail to approve the CB&I Acquisition Proposal at the CB&I special general meeting, or $208 million if the Transaction Agreement is terminated under circumstances where all closing conditions have been satisfied but the full proceeds of CB&I’s debt financing are not available to complete the Transaction and CB&I fails to effect the closing of the Transaction Agreement. See “The Transaction Agreement—Termination Fees,” beginning on page 133.

The Transaction Agreement contains provisions that limit Shaw’s ability to pursue alternatives to the Transaction, which could discourage a potential acquirer of Shaw from making an alternative transaction proposal and, in certain circumstances, could require Shaw to pay to CB&I a significant termination fee.

Under the Transaction Agreement, Shaw is restricted, subject to limited exceptions, from entering into alternative transactions in lieu of the Transaction. In general, unless and until the Transaction Agreement is terminated, Shaw is restricted from, among other things, soliciting, initiating, knowingly facilitating or knowingly encouraging any inquiries regarding, or making any competing acquisition proposal. The Shaw Board of Directors is limited in its ability to change its recommendation with respect to the Shaw Transaction Proposal. Shaw may terminate the Transaction Agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the Transaction Agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Shaw from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the Transaction, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. See “The Transaction Agreement—No Solicitation by Shaw of Alternative Proposals,” beginning on page 122 and “The Transaction Agreement—Termination Fees,” beginning on page 133.

Because the market price of shares of CB&I common stock will fluctuate and the exchange ratio will not be adjusted to reflect such fluctuations, Shaw shareholders cannot be sure of the value of the stock component of the Transaction Consideration they will receive.

Upon completion of the Transaction, each outstanding share of Shaw common stock will be converted into the right to receive (i) $41.00 in cash and (ii) an amount of cash in euros equal to the par value of 0.12883 shares of CB&I common stock, which cash will not actually be paid, but will instead be converted automatically into 0.12883 shares of CB&I common stock immediately after the effective time of the Transaction. The number of shares of CB&I common stock to be issued pursuant to the Transaction Agreement for each share of Shaw common stock will not change to reflect changes in the market price of CB&I or Shaw common stock. The market price of CB&I common stock at the time of completion of the Transaction may vary significantly from the market prices of CB&I common stock on the date the Transaction Agreement was executed, the date of this joint proxy statement/prospectus and the date of the companies’ respective special shareholder meetings. Accordingly, at the time of the Shaw special meeting, you will not know or be able to calculate the market value of the stock component of the Transaction Consideration you will receive upon completion of the Transaction.

In addition, CB&I and Shaw might not complete the Transaction until a significant period of time has passed after the companies’ respective special meetings. Because CB&I will not adjust the exchange ratio to reflect any changes in the market value of CB&I common stock or Shaw common stock, the market value of the CB&I common stock issued in connection with the Transaction and the Shaw common stock surrendered in connection with the Transaction may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from market reaction to the announcement of the Transaction and market assessment of the likelihood that the Transaction will be completed, changes in the business, operations or prospects of CB&I or Shaw prior to or following the Transaction, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of CB&I and Shaw. Neither CB&I nor Shaw is permitted to terminate the Transaction Agreement solely because of changes in the market price of either company’s common stock.

Current CB&I and Shaw shareholders will have a reduced ownership and voting interest in the combined company after the Transaction.

CB&I will issue or reserve for issuance approximately            shares of CB&I common stock to Shaw shareholders in the Transaction (including shares of CB&I common stock to be issued in connection with outstanding Shaw equity awards). Based on the number of shares of common stock of CB&I and Shaw outstanding on            , 2012, the record date for each of the CB&I and Shaw special meetings, upon the completion of the Transaction, current CB&I shareholders and former Shaw shareholders would own approximately 90% and 10% of the common stock of CB&I, respectively.

CB&I and Shaw shareholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. When the Transaction occurs, each Shaw shareholder who receives shares of CB&I common stock will become a shareholder of CB&I with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage ownership of Shaw. Correspondingly, each CB&I shareholder will remain a shareholder of CB&I with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage ownership of CB&I prior to the Transaction. As a result of these reduced ownership percentages, current CB&I shareholders will have less voting power in the combined company than they now have with respect to CB&I, and former Shaw shareholders will have less voting power in the combined company than they now have with respect to Shaw.

The Transaction may not be accretive to earnings and may cause dilution to CB&I’s earnings per share, which may negatively affect the market price of CB&I common stock.

CB&I currently anticipates that the Transaction will be accretive to earnings per share in the first full year following the completion of the Transaction, after factoring in the reduction of duplicative public company costs and excluding costs to achieve synergies and other one-time costs related to the Transaction. This expectation is based on preliminary estimates that are subject to change. CB&I also could encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the Transaction or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in CB&I’s adjusted earnings per share or decrease or delay the expected accretive effect of the Transaction and contribute to a decrease in the price of CB&I common stock.

CB&I will record goodwill that could become impaired and adversely affect its operating results.

Accounting standards in the United States require that one party to the Transaction be identified as the acquirer. In accordance with these standards, the Transaction will be accounted for as an acquisition of Shaw common stock by CB&I and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Shaw will be consolidated with those of CB&I. The excess of the purchase price over the fair values of Shaw’s assets and liabilities, including identifiable intangibles, will be recorded as goodwill.

The amount of goodwill, which is expected to be material, will not be amortized to earnings, but instead will be reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is required to be reviewed for impairment for each reporting unit. As part of an annual impairment assessment, a qualitative assessment of goodwill must be performed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on the qualitative assessment, a quantitative assessment is deemed necessary, goodwill would be screened for impairment, which would include an allocation of goodwill to the applicable reporting unit and a comparison of its fair value with the carrying amount, including goodwill. If an impairment is deemed to have occurred, the amount is measured and recorded as a charge in an amount equal to the excess, if any, of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Such a potential impairment could result in a material charge that would have a material impact on the future operating results and consolidated balance sheet of the combined company following the Transaction.

Pending litigation against CB&I and Shaw could result in an injunction preventing the completion of the Transaction or a judgment resulting in the payment of damages in the event the Transaction is completed and may adversely affect the combined company’s business, financial condition or results of operations and cash flows following the Transaction.

In connection with the Transaction, purported shareholders of Shaw have filed putative shareholder class action lawsuits against Shaw, CB&I, Acquisition Sub and the directors of Shaw. Among other remedies, the plaintiffs seek to enjoin the Transaction. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the Transaction and result in substantial costs to Shaw and CB&I, including any costs associated with the indemnification of directors and officers. Plaintiffs may file additional lawsuits against Shaw, CB&I and/or the directors and officers of either company in connection with the Transaction. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transaction is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See “The Transaction—Legal Proceedings,” beginning on page 104.

The Transaction is subject to the receipt of consent or approval from governmental entities that could delay the completion of the Transaction or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the Transaction.

The Transaction is also subject to review by the Antitrust Division or the FTC under the HSR Act and other applicable U.S. antitrust laws, and the expiration or early termination of the waiting period (and any extension of the waiting period) applicable to the Transaction under the HSR Act is a condition to closing the Transaction. CB&I and Shaw filed their respective Notification and Report Forms (“HSR Forms”) with the Antitrust Division and the FTC on August 20, 2012. If early termination is not granted and if CB&I and Shaw do not receive from the Antitrust Division or the FTC a Request for Additional Information and Documentary Material (“Second Request”), the waiting period under the HSR Act with respect to the Transaction will expire at 11:59 p.m., Eastern time, on September 19, 2012, the 30th day after the HSR Forms were filed. If CB&I and Shaw receive a Second Request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern time, on the 30th day after both CB&I and Shaw have certified their substantial compliance with the Second Request, unless earlier terminated by the Antitrust Division or the FTC. The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed Transaction. Although neither CB&I nor Shaw believes that the Transaction will violate federal antitrust laws, we cannot guarantee that the Antitrust Division or the FTC will not take a different position.

The Transaction is also subject to review by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and receipt of all required clearances or approvals applicable to the consummation of the Transaction under the antitrust laws of the People’s Republic of China is a condition to closing the Transaction. CB&I has submitted a draft notification to MOFCOM and is engaged in pre-notification proceedings. Although neither CB&I nor Shaw believes that the Transaction will violate the Chinese Anti-Monopoly Law of 2008, CB&I and Shaw cannot guarantee that MOFCOM will not take a different position.

Completion of the Transaction is conditioned upon the receipt of consents, orders, approvals or clearances, to the extent required, from the NRC and CFIUS. The Transaction is subject to obtaining CFIUS Approval. CB&I and Shaw submitted a joint voluntary notice to CFIUS on August 27, 2012, and the CFIUS review period started on August 29, 2012.

The CB&I and Shaw special meetings at which the proposals required to complete the Transaction will be considered may take place before any or all of the required regulatory approvals or clearances have been obtained and before all conditions to such approvals, if any, are known. In this event, if the shareholder proposals required to complete the Transaction are approved, CB&I and Shaw may subsequently agree to conditions without further seeking shareholder approval, even if such conditions could have an adverse effect on CB&I, Shaw or the combined company.

The pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction.

The pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the Transaction for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Statements,” beginning on page 137. The actual financial condition and results of operations of the combined company following the Transaction may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Transaction. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

CB&I cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this joint proxy statement/prospectus, CB&I currently expects to pay dividends in an amount consistent with the dividend policy of CB&I in effect prior to the completion of the Transaction. However, you should be aware that CB&I shareholders may not receive the same dividends following the Transaction for reasons that may include any of the following factors:

•	CB&I may not have enough cash to pay such dividends due to changes in CB&I’s cash requirements, capital spending plans, financing agreements, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times at the discretion of the CB&I Supervisory and Management Boards, and (in the case of the final dividend for each financial year) the general meeting of shareholders of CB&I. CB&I reserves the right to change its dividend practices at any time and for any reason;

•	the amount of dividends that CB&I may distribute to its shareholders is subject to restrictions under Dutch law; and

•

CB&I may not receive dividend payments from its subsidiaries at the same level that it has historically. The ability of CB&I’s subsidiaries to make dividend payments to it is subject to factors similar to those listed above.

CB&I shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Directors and executive officers of Shaw have financial interests in the Transaction that may be different from, or in addition to, those of other Shaw shareholders, which could have influenced their decisions to support or approve the Transaction.

In considering whether to approve the proposals at the special meetings, Shaw shareholders should recognize that directors and executive officers of Shaw have interests in the Transaction that may differ from, or that are in addition to, their interests as shareholders of Shaw. These interests include, among others, continued service as a director or an executive officer of the combined company and, with respect to directors and executive officers of Shaw, the following additional interests:

•	accelerated vesting of certain stock options, stock appreciation rights and restricted stock units, pursuant to the terms of Shaw’s equity compensation plans;

•

employment agreements that provide for payments following termination of employment, accelerated vesting of equity-based awards and accelerated vesting and payout of performance cash units if the employment of certain executive officers is terminated under certain circumstances following the completion of the Transaction;

•	accelerated vesting and payout of amounts deferred under Shaw’s nonqualified deferred compensation plan; and

•	rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Transaction.

The Shaw Board of Directors was aware of these interests at the time each approved the Transaction Agreement. These interests may cause Shaw’s directors and executive officers to view the Transaction differently than you may view it as a shareholder. See “The Transaction—Interests of Directors and Executive Officers of Shaw in the Transaction,” beginning on page 89.

CB&I and Shaw may incur unexpected costs in connection with the Transaction.

CB&I and Shaw expect to incur significant non-recurring Transaction and Transaction-related costs (including change in control payments that will be automatically triggered in connection with the Transaction) totaling approximately $145.0 million prior to, or concurrent with, the Transaction and up to approximately $40.0 million resulting from additional change in control payments that will only be triggered subsequent to the Transaction if CB&I takes certain actions, including termination or a significant reduction in duties or compensation of certain Shaw employees. The combined company may also incur additional unanticipated costs from the integration of the businesses of CB&I and Shaw. Although CB&I and Shaw expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two companies, will offset the incremental Transaction and Transaction-related costs over time, the combined company may not achieve this net benefit in the near term, or at all.

The combined company’s hedging activities may not fully protect the combined company from fluctuations in commodity prices, and may not completely eliminate the risks associated with its businesses.

CB&I and Shaw currently engage in activities to hedge their respective economic risks related to foreign exchange risks. CB&I and Shaw expect that the combined company will use appropriate hedging strategies to manage this risk, including opportunistically hedging over multiple-year periods to reduce the variability in realized gross margin. CB&I and Shaw cannot provide assurance that these activities will be successful in managing the combined company’s foreign currency-related risks or that these activities will not result in net losses as a result of future volatility in foreign exchange rates. Actual foreign exchange rates may differ from the combined company’s expectations.

After the Transaction is completed, Shaw shareholders who receive CB&I common stock in the Transaction will have different rights that may be less favorable than their current rights as Shaw shareholders.

After the closing of the Transaction, Shaw shareholders who receive CB&I common stock in the Transaction will have different rights than they currently have as Shaw shareholders. For a detailed discussion of your rights as a shareholder of CB&I and the significant differences between your rights as a shareholder of Shaw and your rights as a shareholder of CB&I, see “Comparison of Shareholder Rights,” beginning on page 154.

Following the Transaction, the combined company may be unable to retain key employees.

The success of CB&I after the Transaction will depend in part upon its ability to retain key CB&I and Shaw employees. Key employees may depart either before or after the Transaction because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the Transaction. Accordingly, no assurance can be given that CB&I, Shaw and, following the Transaction, the combined company will be able to retain key employees to the same extent as in the past.

The market price of CB&I common stock may decline as a result of the Transaction.

The market price of CB&I common stock may decline as a result of the Transaction if the combined company does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the Transaction on CB&I’s financial results is not consistent with the expectations of financial or industry analysts.

Risks Related to CB&I and Shaw

CB&I and Shaw face other risks.

CB&I and Shaw are, and will continue to be, subject to the risks described in Part I, Item 1A “Risk Factors” of CB&I’s Form 10-K for the fiscal year ended December 31, 2011, which CB&I filed with the SEC on February 24, 2012, and Part I, Item 1A “Risk Factors” of Shaw’s Form 10-K for the fiscal year ended August 31, 20112, which Shaw filed with the SEC on October 31, 2011, and in each case which are incorporated by reference herein. See “Where You Can Find More Information,” beginning on page 168.

[2]	See also the risks described in Shaw’s Form 10-K for the fiscal year ended August 31, 2012, which Shaw filed with the SEC on October 19, 2012